Exhibit 99.2

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POSITIVE MOMENTUM CONTINUES FOR RiT TECHNOLOGIES:
Q2 REVENUES UP 40%; NET LOSS SLASHED BY 59%

– Avi Kovarsky to Step Down From Position as President & CEO;
Eran Ayzik to Take Over as President & CEO as of August 1st –

Tel Aviv, Israel – July 29, 2010 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the second quarter ended June 30, 2010.

Revenues for the second quarter of 2010 were $3.3 million, up 40% compared with $2.4 million for the second quarter of 2009 and 29% compared with $2.6 million for the first quarter of 2010. Net loss for the quarter was $551,000 ($0.19 per share on a basic and diluted basis), a reduction of 59% compared with $1.4 million ($0.52 per share on a basic and diluted basis) for the second quarter of 2009, and a reduction of 45% compared with $995,000 ($0.38 per share on a basic and diluted basis) for the first quarter of 2010.

For the six-month period, revenues were $5.9 million, up 48% compared with $4.0 million in the first half of 2009. Net loss for the first half totaled $1.5 million ($0.56 per share on a basic and diluted basis), a reduction of 53% compared with $3.3 million ($1.27 per share on a basic and diluted basis) for the first six months of 2009.

Comments of Management
“We are pleased to report a second consecutive quarter of positive momentum as demonstrated by the period’s 40% growth in revenues and 59% reduction in net loss,” commented Mr. Avi Kovarsky, RiT’s President & CEO. “We are benefiting from improving market conditions for both the Enterprise and Carrier sides of our business. In addition, we have recorded first sales and are seeing a high level of interest in the EPV, the new product that we launched in April for the small-to-medium sector. On the cost side, our efficiency program has succeeded in reducing our operating expenses by 19% and our inventory by 10%, resulting in a streamlined platform that will support our return to profitability.”

Mr. Kovarsky continued, “This improvement positions us favorably to achieve future growth targets. Towards that end, we are working on several of initiatives designed to take our business to the next level. For our traditional product lines, we have rolled out a new partner program that will expand our ability to reach out to new customers. In parallel, we are on track with plans to launch our new laser-speed traffic cameras towards the beginning of the fourth quarter.”

Mr. Kovarsky concluded, “The Board of Directors has accepted my decision to step down from my position as RiT’s President and CEO. I am pleased to be able to hand the Company to the competent and experienced hands of Eran Ayzik, who will take over his new position on August 1st, and to Moti Antebi, whom we have appointed to become RiT’s new CFO. I have every confidence that they, working together with the superb RiT team, will succeed in achieving the Company’s full potential, thereby generating significant value for our stakeholders.”

Mr. Sergey Anisimov, RiT’s Chairman of the Board, added, “We would like to thank Avi Kovarsky for his dedicated service to RiT. As CEO, he guided the Company through a challenging period and positioned it for accelerated progress going forward. We wish him well in his future endeavors.”

Mr. Eran Ayzik, RiT’s President and CEO as of August 1st, commented, “It has been a privilege to work with Avi Kovarsky. As CEO, he has succeeded in turning around the Company and returning it to growth. Now, with positive market trends, an expanded product line, a more efficient operating structure and the continued support of our shareholders, we believe the Company is poised to move rapidly to the next level. I am excited to take over as CEO and confident in our ability to succeed.”

RiT Technologies Ltd.

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About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eran Ayzik
CFO
+972-3-766-4249
erana@rit.co.il

RiT Technologies Ltd.

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RiT TECHNOLOGIES LTD.
STATEMENT OF OPERATIONS
(U.S dollars in thousands, except per share data) (Unaudited)

	For the three		For the six
	months ended		months ended
	June 30,		June 30,
	2010	2009	2010	2009

Sales	3,303	2,366	5,865	3,951
Cost of sales	1,812	1,241	3,174	1,959
Gross profit	1,491	1,125	2,691	1,992

Operating costs and expenses:
Research and development:
Research and development, gross	496	714	1,053	1,547
Less - royalty-bearing participation	54	-	54	-
Research and development, net	442	714	999	1,547

Sales and marketing	1,123	1,271	2,240	2,665
General and administrative	437	491	942	979
Total operating expenses	2,002	2,476	4,181	5,191

Operating loss	(511)	(1,351)	(1,490)	(3,199)

Financial expenses, net	(40)	(5)	(56)	(115)
Net loss	(551)	(1,356)	(1,546)	(3,314)

Net loss per ordinary share, basic and diluted	(0.19)	(0.52)	(0.56)	(1.27)
Weighted average number of shares used to compute net loss per ordinary share, basic and diluted	2,912,171	2,604,428	2,758,299	2,604,428

RiT Technologies Ltd.

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RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEET
(U.S dollars in thousands)

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	1,393	1,610
Trade receivables, net	3,021	2,044
Other current assets	273	462
Assets held for severance benefits	-	112
Inventory	2,611	3,355
Total Current Assets	7,298	7,583

Long term Assets
Trade receivables, net	77	181
Assets held for severance benefits	1,181	1,409
	1,258	1,590
Property and Equipment
Cost	3,281	3,252
Less - accumulated depreciation	2,967	2,870
	314	382
Total Assets	8,870	9,555

Liabilities and Shareholders' Equity
Current Liabilities
Short-term loan	-	250
Trade payables	1,735	1,322
Other payables and accrued expenses	1,019	1,340
Liability in respect of employees' severance benefits	-	143
Total Current Liabilities	2,754	3,055

Long-term Liabilities
Convertible loan from principal shareholder	1,673	1,805
Liability in respect of employees' severance benefits	1,384	1,633
	3,057	3,438
Total Liabilities	5,811	6,493

Shareholders' Equity
Share capital	689	559
Treasury stock	(27)	(27)
Additional paid-in capital	38,233	36,820
Accumulated deficit	(35,836)	(34,290)
Total Shareholders' Equity	3,059	3,062
Total Liabilities and Shareholders' Equity	8,870	9,555

RiT Technologies Ltd.